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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 6)(1)

                               Sapient Corporation
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   803062 10 8
                                   -----------
                                 (CUSIP Number)

                                December 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP NO. 803062 10 8                   13G                    Page 2 of 6 Pages

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1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Jerry A. Greenberg
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [ ]
                                                                       (b) [ ]
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3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
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                  5        SOLE VOTING POWER
                           16,392,002 shares
                  --------------------------------------------------------------
                  6        SHARED VOTING POWER
      NUMBER               331,729 shares (consists of 331,729 shares held by
        OF                 The Jerry A. Greenberg Charitable Foundation, of
      SHARES               which Mr. Greenberg is a co-trustee)
   BENEFICIALLY   --------------------------------------------------------------
      OWNED       7        SOLE DISPOSITIVE POWER
        BY                 16,392,002 shares
       EACH       --------------------------------------------------------------
     REPORTING    8        SHARED DISPOSITIVE POWER
      PERSON               2,706,757 shares (consists of 2,130,030 shares held
       WITH                by The Jerry A. Greenberg Remainder Trust 1996,
                           244,998 shares held by The Jerry A. Greenberg
                           Charitable Lead Annuity Trust - 2000 and 331,729
                           shares held by The Jerry A. Greenberg Charitable
                           Foundation. Mr. Greenberg is a co-trustee of each of
                           these trusts.)
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Mr. Greenberg has or shares voting or investment control over
         19,098,759 shares (includes 2,130,030 shares held by The Jerry A. Greenberg Remainder Trust 1996, 244,998 shares held by The Jerry A. Greenberg Charitable Lead Annuity Trust - 2000 and 331,721 shares held by The Jerry A. Greenberg Charitable Foundation. Mr. Greenberg
         disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein.) Mr. Greenberg is the beneficiary of The Jerry A. Greenberg Qualified
         Annuity Trust-2002 (which holds 1,000,000 shares) and The Jerry A. Greenberg GRAT-2002 (which holds 1,000,000 shares), both of which are grantor retained annuity trusts. Mr. Greenberg is not a trustee of either trust, nor does he have or share voting or dispositive control over the shares held by the trusts.
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
         Not Applicable
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         15.7%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
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CUSIP NO. 803062 10 8                                          Page 3 of 6 Pages

Item 1(a)         Name of Issuer:

                  Sapient Corporation

Item 1(b)         Address of Issuer's Principal Executive Office:

                  One Memorial Drive
                  Cambridge, Massachusetts 02142

Item 2(a)         Name of Person Filing:

                  Jerry A. Greenberg

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  Jerry A. Greenberg
                  c/o Sapient Corporation
                  One Memorial Drive
                  Cambridge, MA  02142

Item 2(c)         Citizenship:

                  Mr. Greenberg is a citizen of the United States of America.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.01 par value per share.

Item 2(e)         CUSIP Number:

                  803062 10 8

Item 3            Description of Person Filing:

                  Not applicable
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CUSIP NO. 803062 10 8                                          Page 4 of 6 Pages

Item 4            Ownership:

                           (a)      Amount Beneficially Owned:

                           Mr. Greenberg has or shares voting or investment control over 19,098,759 shares (includes 2,130,030 shares held by The Jerry A. Greenberg Remainder Trust 1996, 244,998 shares held by The Jerry A. Greenberg Charitable Lead Annuity Trust - 2000 and 331,729 shares held by The Jerry A. Greenberg Charitable Foundation. Mr. Greenberg is a trustee of each of these trusts). Mr. Greenberg disclaims beneficial ownership of the shares held by these trusts except to the extent of his proportionate pecuniary interest therein. Mr. Greenberg is the beneficiary of The Jerry A. Greenberg Qualified Annuity Trust-2002 (which holds 1,000,000 shares) and The Jerry A. Greenberg GRAT-2002 (which holds 1,000,000 shares), both of which are grantor retained annuity trusts. Mr. Greenberg is not a trustee of either trust, nor does he have or share voting or dispositive power over the shares held by the trusts.

                           (b)      Percent of Class:

                           Mr. Greenberg has or shares voting or investment control over shares representing 15.7% of the issuer's outstanding common stock.

                           (c)      Number of shares as to which person has:

                                            (i) sole power to vote or to direct
                                            the vote:

                                            Mr. Greenberg has the sole power to
                                            vote or direct the vote of
                                            16,392,002 shares.

                                            (ii) shared power to vote or to
                                            direct the vote:

                                            Mr. Greenberg has shared power to
                                            vote or to direct the vote of
                                            331,729 shares held by The Jerry A.
                                            Greenberg Charitable Foundation, of
                                            which Mr. Greenberg is a co-trustee.

                                            (iii) sole power to dispose or to
                                            direct the disposition of:

                                            Mr. Greenberg has sole power to
                                            dispose or to direct the disposition
                                            of 16,392,002 shares.

                                            (iv) shared power to dispose or to
                                            direct the disposition of:

                                            Mr. Greenberg has shared power to
                                            dispose or to direct the disposition
                                            of 2,706,757 shares (consists of
                                            2,130,030 shares held by The Jerry
                                            A. Greenberg Remainder Trust 1996,
                                            244,998 shares held by The Jerry A.
                                            Greenberg Charitable Lead Annuity
                                            Trust - 2000 and 331,729 shares held
                                            by The Jerry A. Greenberg Charitable
                                            Foundation. Mr. Greenberg is a
                                            co-trustee of each of these trusts.)

Item 5            Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Members of Mr. Greenberg's family are the beneficiaries of The Jerry A. Greenberg Remainder Trust 1996.

                  Charitable organizations are the beneficiaries of The Jerry A. Greenberg Charitable Lead Annuity Trust-2000 and The Jerry A. Greenberg Charitable Foundation.

CUSIP NO. 803062 10 8                                          Page 5 of 6 Pages

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable

Item 8            Identification and Classification of Members of the Group:

                  Not applicable

Item 9            Notice of Dissolution of Group:

                  Not applicable

Item 10           Certification:

                  Not applicable
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CUSIP NO. 803062 10 8                                          Page 6 of 6 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 12, 2003

                                                          /s/ Jerry A. Greenberg
                                                   -----------------------------
                                                   Jerry A. Greenberg